EXHIBIT 99.7
                                                                    ------------



                                  CERTIFICATION
   REQUIRED BY RULE 13a-14(b) OR RULE 15d-14(b) AND SECTION 1350 OF CHAPTER 63
                     OF TITLE 18 OF THE UNITED STATES CODE


     Vermilion Energy Trust (the "Company") is filing its annual report on Form 40-F for the fiscal year ended December 31, 2004 (the "Report") with the United States Securities and Exchange Commission.

     I, Lorenzo Donadeo, President & Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:


1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 21, 2005


                                            /s/ Lorenzo Donadeo
                                            -----------------------------------
                                            Lorenzo Donadeo
                                            President & Chief Executive Officer

                                  CERTIFICATION
   REQUIRED BY RULE 13a-14(b) OR RULE 15d-14(b) AND SECTION 1350 OF CHAPTER 63
                     OF TITLE 18 OF THE UNITED STATES CODE


     Vermilion Energy Trust (the "Company") is filing its annual report on Form 40-F for the fiscal year ended December 31, 2004 (the "Report") with the United States Securities and Exchange Commission.

     I, Curtis W. Hicks, Executive Vice President, Finance & Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 31, 2005


                                                    /s/ Curtis W. Hicks
                                                    ----------------------------
                                                    Curtis W. Hicks
                                                    Executive Vice President and
                                                    Chief Financial Officer